

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 9, 2007

Mr. Bedo H. Kalpakian
Chief Executive Officer and Chief Financial Officer
Bronx Ventures Inc.
1255 West Pender Street, Suite 100
Vancouver, British Columbia
CANADA V6E 2V1

> **Re:** **Bronx Ventures Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 28, 2006**
> **Response letter dated January 5, 2007**
> **File No. 0-16353**

Dear Mr. Kalpakian:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Balance Sheets, page 56

1. We note your response to prior comment 4. We also note that, based on the information in the Registrant's Form 20-F and most recently filed Form 6-K, Las Vegas From Home.com Entertainment Inc. does not appear to be a "majority-owned subsidiary" of the Registrant as that term is defined in the Investment Company Act of 1940 ("1940 Act"). We re-issue prior comment 4 and request

Mr. Bedo H. Kalpakian.
Bronx Ventures Inc.
January 9, 2007
page 2

that you please provide a legal explanation as to why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act.

Specifically, if the Registrant is contending that it is not an "investment company" as that term is defined in the 1940 Act based on section 3(b)(1) of the 1940 Act, please provide to us the specific basis for your determination under that section. In particular, please analyze the company under each of the factors set forth in In the Matter of The Tonopah Mining Company of Nevada, 26 S.E.C. 426 (1947). In so doing, please provide us with the current balance sheet and income test of the Registrant for the most recently completed fiscal quarter.

Exhibit 31.1 Certification, page 85

2.   We have considered your response to our prior comment number seven in our letter of December 29, 2006. In future filings, remove the title at the top of the signed certification on page 62 of 64 of Form 20-F. The certification should appear worded exactly as shown in paragraph 12 of the instructions to Form 20-F. A copy of Form 20-F can be accessed on the SEC website at http://www.sec.gov/divisions/corpfin/forms/exchange.shtml

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief